Exhibit 6.5

sales representative AGREEMENT

THIS SALES REPRESENTATIVE AGREEMENT (this “Agreement”) is made and entered into as of September 3, 2021 (the “Effective Date”) by and between Piestro, Inc., a Delaware corporation (“Company”), and 800 Degrees GO, Inc., a Delaware corporation (“Representative”). All of the capitalized words used but not otherwise defined in this Agreement have the meanings set forth in the Appendix attached hereto.

RECITALS

A.            Company has developed an automated vending machine that is capable of assembling and cooking pizza with the press of a button, as more fully described in Exhibit A attached (the “Products”).

B.             Representative, Company and 800 Degrees Pizza, LLC (“800 Degrees”) have entered into a certain Reciprocal License Agreement of even date herewith (the “License Agreement”) pursuant to which, among other things, (i) 800 Degrees has granted to Representative certain rights and licenses, including the right to place certain 800 Degrees branding and trademarks on the Products, and (ii) Company has granted to Representative certain rights and licenses, including the right to use the Trademarks of Company as contemplated by this Agreement.

C.             Company has developed a certain cloud-based subscription service, pursuant to which Company provides certain maintenance and support services to owners and lessees of the Products (the “Service”).

D.             During the applicable Exclusivity Period, Company desires to appoint Representative to serve as its exclusive representative for the purpose of promoting and marketing the Products and the Service to customers and potential customers located within the Territory.

E.             After the applicable Exclusivity Period, Company desires to appoint Representative to serve as its non-exclusive representative for the purpose of promoting and marketing the Products and the Service to customers and potential customers located within the Territory.

F.             Representative desires to be so appointed upon the terms and conditions set forth below.

Terms and Conditions

NOW, THEREFORE, in consideration of the above premises and the mutual promises, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.              Appointments and Territory.

(a)            Subject to the terms, provisions, limitations and restrictions contained herein, Company hereby appoints Representative as its exclusive (during the applicable Exclusivity Period) and non-exclusive (after the applicable Exclusivity Period) sales representative for purposes of (i) soliciting orders for the Products and the Service from customers located in the Territory, (ii) providing technical guidance and other assistance to customers who have purchased or leased or are interested in purchasing or leasing the Products or the Service from Company, and (iii) assisting Company in the handling of customer complaints and other inquiries regarding the Products or the Service. Representative hereby accepts such appointment, and Representative will at all times comply with all applicable federal, state and local statutes, regulations, ordinances other laws relating to the performance of its obligations hereunder. Representative will use commercially reasonable efforts to provide customers that purchase or lease the Products an opportunity to enter into a Service Agreement with Company on terms established by Company and agreed to by the applicable customer.

(b)            During the applicable Exclusivity Period, (i) Company may not directly sell Specified Products to customers in the Territory or engage others to sell or resell Specified Products to customers in the Territory, and (ii) Company may not sell any products branded with the “Piestro” name or logo in the Territory (provided that Company may use the “Piestro” name to identify the technology used in the Products as long as the name does not appear on the Products themselves or any other non-Representative branding collateral).

(c)            During the Term (both during and after the applicable Exclusivity Period), Company may not sell Specified Products to or on behalf of any Specified Competitors in the Territory, and Company may not engage others to sell or resell Specified Products to any Specified Competitors in the Territory.

(d)            The parties acknowledge that during the applicable Exclusivity Period, Company retains the right to sell and market the Products (but only if such Products are White Labeled Products) and the Service to customers outside of the Territory (other than convenience store customers), and to engage others to do so. In addition, nothing in this Agreement restricts the ability of Company (i) during the applicable Exclusivity Period, to sell products or services other than the Specified Products or the Service in the Territory, as long as such other products or services are not branded with the “Piestro” name or logo, (ii) after the applicable Exclusivity Period, to sell any products or services in the Territory to any customer or end user other than a Specified Competitor or convenience store, or to engage others to do so, including Specified Products (but only if such Specified Products are White Labeled Products) and the Service, and (iii) during or after the applicable Exclusivity Period, whether inside or outside the Territory, to sell White Labeled Products to any end user or customer who is a convenience store, but only after Company has first used its best efforts to cause one or more “800 GO by Piestro” branded Products to be placed at such convenience store in lieu of such White Labeled Products.

(e)            Except as provided in the License Agreement, and except as provided in Section 1(d) above, all Products sold or leased in the Territory during the Term will be branded under the name “800 GO by Piestro,” and will include such other 800 Degrees branding in such form and style as may be mutually agreed by Representative and Company. Company represents, warrants and covenants that at all times during the Term it will have the license and right to apply and use the 800 Degrees branding and trademarks on the Products, pursuant to the terms of the License Agreement.

2.              Term; Non-Competition. This Agreement will commence on the date first set forth above and will remain in full force and effect until terminated in accordance with Section 14 below. During the Term, Representative must not (i) provide, sell, offer for sale or solicit sales of any products that are competitive with any aspect of the Products or the Service; (ii) perform services, as an employee or independent contractor, for a competitor of Company; (iii) invest in or loan money to a competitor of Company; or (iv) permit any of its employees to perform services, as an employee or independent contractor, for a competitor of Company.

3.              Products. It is agreed that the list of Products set forth on Exhibit A attached may be amended from time to time with the mutual agreement of the parties to (i) add any new products developed or sold by Company, (ii) add any new and improved versions of existing products developed by Company, and (iii) delete any discontinued products. Representative in its capacity as a sales representative will not carry any stock or inventory of Products; rather, all Products to be marketed and sold hereunder will be ordered through Company.

4.              Pricing; Sales Terms. Pricing for the Products will be established, announced, published and quoted to customers exclusively by Company. Representative may not solicit any sales of the Products or Service upon terms or conditions that differ from the terms and conditions established by Company. Except as directed by Company, Representative must not make to any person any representations or warranties with respect to the Products or Service.

5.              Orders. Representative will actively solicit purchase orders for sales or leases of the Products upon terms and conditions of sale as may be fixed from time to time by Company. Representative will facilitate and act as a liaison with respect to all purchase orders sourced by Representative, but all purchase orders will be fulfilled by Company and not Representative.

6.              Invoices. Company will directly invoice all customers for orders procured by Representative. Company’s invoices for Products will be sent to the customer at the time of shipment and will provide for payment within 30 days of the date of the invoice, unless Company agrees to lease Products to such customer, or as otherwise mutually agreed by Company and the customer.

7.              Commissions.

(a)            General. Representative will be entitled to receive commissions with respect to all sales or leases of Products, and all sales of the Service and other ancillary items related the Products in the Territory (“Commissions”). During the applicable Exclusivity Period, Representative will be entitled to the Commissions described in this Section 7 whether or not such sales are procured by Representative. After the applicable Exclusivity Period, Representative will be entitled to Commissions only for sales that are procured by Representative. For clarity, Representative will be entitled to Commissions on all orders for Products or the Service (including orders for maintenance, repairs and replacement parts) placed any time during the Term by customers originally procured through the efforts of Representative, whether such customers place their orders through Representative, directly through Company, or through any other agent, reseller or representative of Company. Prior to the first sale of Products under this Agreement, Company and Representative will negotiate a framework and methodology for calculating the Commissions to be paid to Representative under this Agreement, which once finalized will be set forth in a writing executed by an authorized representative of each party and attached hereto as Schedule 7(a). The parties may by mutual agreement amend Schedule 7(a) from time to time, whereupon an updated version of Schedule 7(a) must be executed by an authorized representative of each party and attached hereto.

(b)            Payment of Commissions. Within seven days after the end of each month during the Term (and thereafter, for so long as Representative continues to be entitled to Commissions under this Section 7 for sales or leases made during the Term), Company must (i) provide to Representative a written report itemizing all Commissions earned by Representative during the immediately preceding month, and (ii) pay to Representative its Commissions attributable to orders on which Company actually received payment during the preceding month. Company will pay all Commissions in United States dollars by wire transfer of immediately available funds to an account designated by Representative.

(c)            Inspection of Records. Upon the request of Representative from time to time during period commencing on the Effective Date and continuing until the five-year anniversary of the termination or expiration of this Agreement for any reason, Company will meet with Representative to review Company’s books and records as necessary for the purpose of verifying the amount of the Commissions owed to Representative hereunder. If Representative asserts that Company has underpaid the cumulative Commissions owed to Representative hereunder, and Company and Representative are unable to resolve such dispute after the meeting described in the immediately preceding sentence, Representative may, at its own expense and during regular business hours, examine or cause to be examined by a certified public accountant the books of account of Company and its subsidiaries and affiliates insofar as they relate to Company’s obligations to pay Commissions hereunder (an “Audit”). If, as a result of an Audit, Representative’s accountants determine that Company has underpaid the cumulative Commissions owed to Representative hereunder, Company must immediately thereafter pay the amount of such underpayment to Representative. If such underpayment is greater than 5%, then in addition to paying the amount thereof to Representative, Company must pay interest calculated at the rate of 1.25% per month, and must also reimburse Representative for the cost of the Audit. Company must maintain all books and records relevant to its obligations under this Agreement at a location in the United States for at least five years after the termination or expiration of this Agreement and must make such books and records available to Representative for inspection during such five-year period.

8.              Performance; Marketing and Support.

(a)            Representative Obligations. During the Term, Representative will: (i) use commercially reasonable efforts to successfully promote, and solicit orders for, the Products on a continuing basis in the Territory, (ii) as requested by Company, support Company’s marketing and promotion activities for sales of the Products in the Territory; and (iii) refer customer complaints to Company and assist Company in resolving customer complaints.

(b)            Advertising Policies. Company will cooperate with Representative in providing for continuous and effective advertising and promotion of the Products throughout the Territory, and Representative agrees at Representative’s expense to participate in, actively promote and faithfully comply with the terms and conditions of such cooperative advertising and merchandising programs as Company may establish and offer to Representative from time to time.  Nothing herein will prevent Representative from separately advertising and marketing the Products within the Territory, provided the form and content of the advertising or marketing materials are approved in writing by Company in advance. Company will have the right to market and advertise its collaboration with Representative pursuant to this Agreement, provided that the commercial terms of this Agreement will remain confidential.

(c)            Sub-Representatives, Agents and Employees. Representative will have the right to appoint such sub-contractors, sub-representatives, agents and employees (collectively, the “Sub-Representatives”) for Representative’s marketing of the Products and Service in the Territory as is deemed appropriate by Representative in its reasonable discretion; provided, however, that Representative will be solely responsible for supervising and monitoring the activities of all such persons and entities to ensure compliance with the terms and provisions of this Agreement, and Representative be liable for any breaches caused by such persons and entities as though such breaches had directly been caused by Representative.

(d)            Obligations of Company. Company will at all times comply with all federal, state and local statutes, regulations, ordinances other laws relating to the manufacture and sales of the Products and the Service. In addition, during the Term, Company will provide Representative and its Sub-Representative designees at Company’s sole cost and expense:

(i)            a reasonable supply of price lists, sales literature, books, catalogs, specification sheets, promotional plans and similar printed material;

(ii)            training, technical and sales support and assistance (including sales forecasting and planning assistance) as may be necessary, and requested by Representative, to assist Representative and its Sub-Representatives in effectively carrying out its activities under this Agreement;

(iii)           training seminars as may be necessary to assist Representative and its Sub-Representatives in supporting the Products and Service and sales thereof; provided, that Representative will reimburse Company for all associated reasonable travel, meal and entertainment expenses that were pre-approved by Representative in writing; and

(iv)           all other training, technical and sales assistance as may be necessary to assist Representative and its Sub-Representatives in effectively carrying out its activities under this Agreement.

9.              Trademark License. Under the terms of the License Agreement, Company has granted to Representative and its Sub-Representatives a non-exclusive, royalty-free, right and license to use, display and reproduce the Trademarks within the Territory during the Term in connection with the marketing, advertisement, promotion, offering for sale, sale and distribution of the Products and the Service. Representative will (i) use the Trademarks only on behalf of and for the sole benefit of Company, and only in the manner approved by Company; (ii) submit to Company for approval any sales literature or promotional material to be used by Representative or any Sub-Representative that refers to Company, the Trademarks or the Products or Service, and if Company does not provide written notice of any objections thereto within 10 days after receipt thereof, then such submission will be deemed approved; and (iii) refrain from using the Trademarks as part of any corporate, trade or firm name or style of Representative, other than as contemplated by this Agreement or the License Agreement.

10.            Intellectual Property Rights.

(a)            Ownership of Intellectual Property Rights. Except as otherwise provided in the License Agreement, any and all Intellectual Property Rights incorporated in, made part of or associated with the Products or any part, enhancement, modification or improvement thereof (collectively, the “Company Intellectual Property”) will remain the sole and exclusive property of Company, and Representative may not use, or permit the use of, such Company Intellectual Property, except as expressly permitted herein, without Company’s prior written consent. Representative agrees that it neither owns nor hereby acquires any claim or right of ownership to the Company Intellectual Property.

(b)            Reproduction of Proprietary Notices. Representative will reproduce the identification or notices of any proprietary or copyright restrictions on any copies made by Representative of the documentation for the Products, and Representative will provide the identification or notices of any proprietary or copyright restrictions provided by Company in writing on any approved sales literature or promotional material created by Representative.

11.            Protection of Confidential Information. Each party will protect the other party’s Confidential Information from unauthorized disclosure, and will not disclose or make available such Confidential Information to third parties without the disclosing party’s prior written consent. The receiving party will not use the disclosing party’s Confidential Information for any purposes other than in furtherance of this Agreement.

12.            Relationship of Parties. This Agreement is a contractual relationship, and nothing contained herein will be construed or applied to create the relationship of employer and employee or principal and agent. Neither party will have any express or implied right or authority to enter into any contract or assume or create any obligations on behalf of the other party. Except as otherwise provided herein, Representative will have the exclusive authority to manage, direct and control the means, methods, techniques, sequences, procedures and coordination of its performance hereunder, and Representative will be exclusively responsible for directing, supervising, compensating, disciplining, discharging or otherwise dealing with any personnel engaged by it. Representative will be exclusively responsible for compliance with all applicable laws, regulations or rules with respect to self-employment and/or employment of others, such as earnings reporting and withholding requirements for Representative and any personnel engaged by Representative. It is expressly understood and agreed by Company that Representative may, during the Term, market and sell products and/or services in addition to Products or the Service to be marketed hereunder, as long as such products and/or services are not competitive with the Products and/or the Service.

13.            Insurance. During the Term, each party will secure and maintain in force continuously and without interruption general liability insurance, including contractual liability coverage, with per occurrence limits of at least $1,000,000. All such policies must be with a company or companies satisfactory to the other party and will name the other party as an additional insured. Each party must deposit with the other party a Certificate of Insurance (in a form acceptable to the other party), which must be updated at the commencement of each new policy period, which update will include any change in coverage or policy duration. Except where prohibited by law, each party will require its insurer to waive all rights of subrogation against the other party and its insurers.

14.            Termination. This Agreement may only be terminated as follows:

(a)            Company’s Breach. Representative may terminate this Agreement if Company commits a material breach of any representation, warranty, covenant, obligation, agreement or duty under this Agreement and fails to cure such breach within 30 days after receipt of written notice thereof.

(b)            Representative’s Breach. Company may terminate this Agreement if Representative commits a material breach of any representation, warranty, covenant, obligation, agreement or duty under this Agreement and fails to cure such breach within 30 days after receipt of written notice thereof.

(c)            Other Events of Default. In addition to the defaults referred to above, each of the following will constitute an event of default and will be grounds for immediate termination of this Agreement at the election of the non-defaulting party: (i) if either party makes an assignment for the benefit of creditors, appoint a receiver, trustee or similar fiduciary with respect to its property or business, or if either party files a voluntary petition in bankruptcy or other similar proceeding under any law for the relief of debtors; (ii) if either party has filed against it a petition in bankruptcy or other similar proceeding under any law for relief of debtors which bankruptcy petition or similar proceeding remains undischarged for 60 days; (iii) if either party ceases doing business for a continuous period of 30 days; and (iv) the liquidation, dissolution or termination of either party’s corporate existence or business.

(d)            Effect of Termination.

(i)            Upon the expiration or termination of this Agreement for any reason, Company will directly fulfill any unfilled orders secured by Representative prior to termination or expiration. Notwithstanding anything contained herein, the expiration or termination of this Agreement will not affect any outstanding payment obligations of Representative or Company, or any prior or subsequently accruing obligations of Company or Representative. Upon termination or expiration of this Agreement, Company will be free to sell the Products and Service directly to any customers previously serviced by Representative, or Company may appoint a new representative(s) to service such customers.

(ii)            Upon termination of this Agreement for any reason whatsoever, Representative will promptly: (1) except as otherwise provided in the License Agreement, discontinue any use of the Trademarks (provided, however, that all Products leased or sold prior to termination or expiration of this Agreement with the branding “800 GO by Piestro” will continue to be branded as such for as long as they remain in service); (2) discontinue all representations or statements from which it might be inferred that any relationship exists between Representative and Company; (3) cease to promote, solicit orders for or procure orders for the Products or Service; (4) not act in any way to damage the reputation or goodwill of Company or any Products; and (5) return or destroy, at Company’s option, all of Company’s Confidential Information, including hard and electronic copies thereof.

(iii)           Upon termination of this Agreement for any reason whatsoever, Company will promptly return or destroy, at Representative’s option, all of Representative’s Confidential Information, including hard and electronic copies thereof, and Company will not act in any way to damage the reputation or goodwill of Representative.

(iv)           Subject to the previous two sentences, the parties’ rights and obligations under Sections 1 - 6, 8, 9 and 13 of this Agreement will terminate upon termination or expiration of this Agreement.

(e)            No Harm Upon Termination. Except as otherwise expressly provided in this Agreement, upon the lawful termination or expiration of this Agreement, neither party will be entitled to, and to the fullest extent permitted by law each party waives, any statutorily prescribed or other compensation, reimbursement or damages for loss of goodwill, clientele, prospective profits, investments or anticipated sales or commitments of any kind related to such termination.

(f)             Responsibilities Upon Termination. Except as otherwise specifically provided in Section 14(d)(iv) hereof, all of the promises, agreements, representations, warranties, restrictive covenants and indemnities made by either party in this Agreement will survive the expiration or termination of this Agreement, subject only to the applicable statutes of limitation. Without limiting the generality of the foregoing, Representative will continue to be entitled to, and Company must pay, all Commissions earned under Section 7 hereof after the Term for orders for Products and the Service placed during the Term and any time within three (3) months after the Term. In addition, nothing in this Agreement will affect: (i) any liability for damages resulting from an actionable breach occurring prior to termination or expiration; or (ii) obligations that accrued prior to termination. No termination or expiration of this Agreement will impair the rights of any customer under its Service Agreement, as applicable.

15.            Representations and Warranties of Parties. The following representations, warranties and covenants are continuing in nature and will be observed and remain true in all material respects throughout the Term of this Agreement:

(a)            By Company. Company represents, warrants and covenants as follows:

(i)             Company is a corporation duly organized and validly existing under the laws of the State of Delaware and has the full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder;

(ii)            this Agreement has been duly and validly executed and delivered by Company and constitutes the valid and legally binding obligation of Company enforceable in accordance with its terms;

(iii)           the execution and delivery of this Agreement by Company will not result in a breach of or constitute a default under any agreement, instrument or obligation to which Company is a party, nor will the execution and delivery of this Agreement violate any order or decree of any court, administrative agency or governmental body or require the approval of any governmental body, agency or authority; and

(iv)           Company is not bankrupt or insolvent, nor is it a party to any pending or threatened bankruptcy or insolvency or similar proceeding.

(b)            By Representative. Representative represents, warrants and covenants as follows:

(i)             Representative is a corporation duly organized and validly existing under the laws of the State of Delaware and has the full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder;

(ii)            this Agreement has been duly and validly executed and delivered by Representative and constitutes the valid and legally binding obligation of Representative enforceable in accordance with its terms;

(iii)           the execution and delivery of this Agreement by Representative will not result in a breach of or constitute a default under any agreement, instrument or obligation to which Representative is a party, nor will the execution and delivery of this Agreement violate any order or decree of any court, administrative agency or governmental body or require the approval of any governmental body, agency or authority; and

(iv)           Representative is not bankrupt or insolvent, nor is it a party to any pending or threatened bankruptcy or insolvency or similar proceeding.

16.            Indemnification.

(a)             Indemnity.

(i)            Company will defend, indemnify and hold Representative and its affiliates and their respective shareholders, members, partners, officers, directors, employees, agents, sub-contractors, Sub-Representatives, successors and assigns (collectively, the “Representative Indemnitees”) harmless from and against any and all losses, damages, liabilities, obligations, judgments, settlements, costs and other expenses (collectively, “Damages”) incurred or suffered by the Representative Indemnitees, or any of them, by reason of the assertion of any claim or the institution of any litigation against them at any time (whether during or after the Term), to the extent arising out of or attributable to (1) any alleged or actual defect in the Products, whether latent or patent, including allegedly or actual improper construction and design, or from the failure of the Products to comply with specifications, (2) any personal injury, death or property damage under any theory of product liability (including actions in tort (including negligence), contract, and strict liability) arising out of manufacturing defects concerning any Products, (3) any breach by Company of any of its representations, warranties, covenants or obligations under this Agreement, (4) any wrongful act, omission, negligence, or willful misconduct of Company or its agents, or (5) Company’s sale or attempted sale of any Products or Service in the Territory during the applicable Exclusivity Period; provided, however, that Company will have no obligation to indemnify or hold harmless any Representative Indemnitee for any Damages to the extent caused by the gross negligence or willful misconduct of Representative or its personnel or agents. Company will not settle any such claim, action or proceeding in a manner that adversely affects the rights of Representative without Representative’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

(ii)            Company will defend or, at its option, settle, any claim, action or proceeding brought against a Representative Indemnitee alleging that any Products, Trademarks or the Service infringe a trademark, patent, copyright or other Intellectual Property Right of any third party, and will indemnify and hold harmless the Representative Indemnitees against all Damages incurred or suffered by the Representative Indemnitees, or any of them, or finally awarded against the Representative Indemnitees by reason of such claim, action or proceeding, provided that the Representative Indemnitees (a) promptly notify Company in writing of the claim, (b) give Company full authority, information and assistance to defend such claim, and (c) give Company sole control of the defense of such claim and all negotiations for the compromise or settlement thereof; provided, however, that this indemnity will not apply where the liability has arisen due to Representative’s use of the Products, Trademarks or Service in material breach of the terms of this Agreement. Company will not settle any such claim, action or proceeding in a manner that adversely affects the rights of Representative without Representative’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

(iii)           Representative will indemnify, defend and hold Company and its affiliates and their respective officers, directors, employees, shareholders, members (other than Representative), managers, successors and assigns (the “Company Indemnitees”) harmless from and against all Damages to the extent arising out of or attributable to: (a)  Representative’s breach of any of its representations, warranties or covenants set forth in this Agreement; (b) any wrongful act, omission, negligence or willful misconduct of Representative or its agents, or (c) any claims for Damages by any of Representative’s Sub-Representatives or agents utilized by Representative for marketing the Products or the Service; provided, however, that Representative will have no obligation to indemnify or hold harmless any Company Indemnitee for any Damages to the extent caused by the gross negligence or willful misconduct of Company or its personnel or agents.

(b)            Limitation of Damages. Under no circumstance WILL either party be liable to the other for any punitive or exemplary damages or any consequential, incidental, indirect, or special damages (including damages for loss of use, profits, revenue or business) arising from, or in any way related to, this Agreement, notwithstanding any failure of essential purpose of any limited remedy herein; except for any such damages resulting from (X) a third party claim, or (y) a party’s breach of its obligations under section 11 hereof. This exclusion WILL apply regardless of whether such damages are sought based on breach of contract, negligence, strict liability in tort, or any other legal or equitable theory. EXcluding company’s payment obligations under sections 7 and 14(F) hereof, the PARTIES’ INDEMNITY obligationS under section 16(A) hereof, THE OBLIGATIONS OF REPRESENTATIVE UNDER SECTIONS 9 AND 10 HEREOF, AND THE OBLIGATIONS OF EACH PARTY UNDER SECTION 11 HEREOF, NEITHER PARTY’S LIABILITY UNDER THIS AGREEMENT WILL IN ANY event EXCEED THE commissions paid by company to representative during the one-year preceding the event giving rise to such LIABILITY.

17.            Miscellaneous.

(a)            Recitals. The Recitals set forth above constitute an integral part of this Agreement and are incorporated by reference herein.

(b)            Captions. Section titles, captions and headings contained herein are inserted as a matter of convenience and are for reference only, and do not define, limit, extend or describe the scope of this Agreement or any provision hereof.

(c)            Waiver. The waiver by either party of any breach by the other party of the representations, warranties, promises and/or covenants contained herein will not prevent the subsequent enforcement of any such representation, warranty, promise and/or covenant as to any aspect which has not been waived, nor will it be deemed a waiver of any subsequent breach thereof. No waiver of any breach or violation hereof will be implied from forbearance or failure by a party to take action thereon. No waiver of any right hereunder will be effective unless such waiver is made in writing.

(d)            Governing Law and Dispute Resolution. This Agreement is governed by the laws of the State of California other than those relating to conflicts of laws. Each of the parties consents to the exclusive jurisdiction of the courts within Los Angeles County in the State of California in any action or proceeding arising under this Agreement and waives any objection to venue laid therein. In the event of any legal action or other proceeding between the parties regarding this Agreement or the transactions contemplated hereby, the party prevailing in such dispute will be entitled to its reasonable costs and attorneys’ fees, in addition to all other proper relief. The parties agree that the UN Convention on Contracts for the International Sale of Goods (Vienna, 1980) will not apply to this Agreement or to any dispute or transaction arising out of this Agreement.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, REPRESENTATIVE AND COMPANY EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR ANY OTHER OF THE DOCUMENTS OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS AGREEMENT. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

(e)            Notices. All notices under this Agreement must be in writing and will be considered to be effective as to a party on the date delivered by a nationally recognized courier service such as FedEx or UPS or by electronic mail (with a copy sent by one of the foregoing means) to that party at the address or email address for that party set forth below, regardless of the means of delivery. A party may change its address or email address for communications under this Agreement by giving the other party notice of the change in the manner specified in this Section 17(e).

If to Company:

Piestro, Inc.
1438 9th Street

Santa Monica, CA 90401
Attn: Kevin Morris
Email: kevin@wavemaker.vc

with a copy to:

Prospera Law, LLP
Attn: Donald S. Lee, Esq.
1901 Avenue of the Stars, Suite 480
Los Angeles, CA 90067
Email: dlee@prosperalaw.com

If to Representative:

800 Degrees GO, Inc.
1438 9th Street

Santa Monica, CA 90401
Attn: Chief Executive Officer
Email: Kevin@wavemaker.vc

with a copy to:

Buckingham, Doolittle & Burroughs, LLP
3800 Embassy Parkway, Suite 300
Akron, OH 44333
Attn: Jon R. Stefanik
Email: JStefanik@bdblaw.com

(f)            Assignment. Neither party may assign its rights or delegate its duties under this Agreement without the other party’s prior written consent, and any purported attempt to do so will be null and void. Subject to the foregoing, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and permitted assigns.

(g)             Reliance by Third Parties. This Agreement is intended for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assigns, and no other person or entity will have any right to rely on this Agreement or to claim or derive any benefit therefrom absent the express written consent of the party to be charged with such reliance or benefit.

(h)             Entire Agreement. This Agreement and the Appendix, Exhibit and Schedule attached hereto constitute the entire agreement between the parties regarding the subject matter hereof, and supersede all prior or contemporaneous agreements or understandings regarding such subject matter. No terms, conditions or provisions other than those expressly contained in this Agreement or the Appendix, Exhibit or Schedule hereto will be deemed to be part of this Agreement. Without limiting the generality of the foregoing, nothing contained in any purchase order, acknowledgment, invoice, or any other document sent by one party to the other party in any way modifies the terms or adds any additional terms or conditions to this Agreement.

(i)              Amendments. Neither this Agreement nor any of the terms or conditions hereof may be waived, amended or modified except by means of a written instrument duly executed by Representative and Company.

(j)              Remedies. The parties hereby acknowledge and agree that any breach or threatened breach by a party of any of its obligations under Sections 1(b), 1(c), 2, 9, 10, 11, 14(d)(ii) or 14(d)(iii) of this Agreement would give rise to irreparable injury to a non-breaching party, for which monetary damages alone may be an inadequate remedy and that, accordingly, a non-breaching party will be authorized and entitled to receive from any court of competent jurisdiction, without the necessity of posting any bond, preliminary and permanent injunctive relief to prevent or enjoin any breach or threatened breach thereof. The remedies set forth in this Agreement are cumulative and will be in addition to any and all other remedies available at law or in equity.

(k)             No Other Rights. Nothing contained in this Agreement may be construed as conferring by implication or otherwise upon either party under this Agreement any license or other right except the licenses, rights and uses expressly granted under this Agreement.

(l)              Counterparts. This Agreement may be executed in any number of counterparts which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page by facsimile or email will be effective as delivery of a manually executed counterpart.

(m)            Interpretation. Where permitted by the context, each pronoun used in this Agreement includes all genders and both singular and plural, and each noun used in this Agreement includes both singular and plural. The use of the word “including” in this Agreement is meant to be illustrative and not exhaustive so that it means including without limitation the items following.

(n)            Force Majeure. Neither party hereto will be liable to the other party for failure or delay in the performance of any of its non-payment obligations under this Agreement, including delivery of Products, for the time and to the extent such failure or delay is caused by reason of acts of God or other cause beyond its reasonable control, including acts of government, riots, war, interruption of transportation, strike or other labor trouble, shortage of labor, fire, storm, flood, earthquake or inability to obtain suitable raw materials, parts, components, fuel or power. The performance of non-payment obligations hereunder will be suspended during the existence of any such cause, and upon cessation of any such cause, will again be required.

[signature page follows]

The parties have executed this Agreement as of the date first set forth above.

COMPANY

PIESTRO, INC.

By:

Name:

Title:

REPRESENTATIVE

800 DEGREES GO, INC.

By:

Name:

Title:

[Signature Page to Sales Representative Agreement]

Appendix a

definitions

The capitalized words appearing below have the definitions set forth below. The singular of a plural defined term in this Agreement means one of the defined item; the plural of a singular defined term in this Agreement means more than one or all of the defined items.

(a)            “Confidential Information” means, (i) as to Company, unpublished or proprietary information about the Products (including demonstration units), the Service, and any other software in object and source code form, and any related technology, ideas, algorithms or information contained therein, and any trade secrets related to any of the foregoing; and (ii) as to each party, such party’s product plans, costs, prices, customer names, financial condition and performance, marketing plans, business opportunities, personnel, research, development or know-how. Confidential Information may include information received in tangible form (whether or not marked as confidential), information obtained orally (whether or not identified as confidential information), and information obtained through visual inspection or observation. Confidential Information does not include information that the receiving party can prove: (i) is or becomes generally known or available to the public by publication, commercial use or otherwise through no fault of the receiving party; (ii) is known and has been reduced to tangible form by the receiving party prior to disclosure and is not subject to restriction, as evidenced by the receiving party’s contemporaneous written records; (iii) is independently developed by the receiving party without use of the disclosing party’s Confidential Information, as evidenced by the receiving party’s contemporaneous written records; or (iv) is lawfully obtained by the receiving party from a third party who has the right to make such disclosure without breaching an obligation of confidentiality.

(b)            “Exclusivity Period” means:

(i)             as to Non-Traditional Venues, the Term;

(ii)            as to the United States (other than for sales to Non-Traditional Venues), the period beginning on the Effective Date and continuing until the one-year anniversary of the expiration of the Pilot Period; provided, however, that such period will be extended for an additional six months if, prior to the one-year anniversary of the expiration of the Pilot Period, Representative has secured orders or pre-orders for sales or leases of at least 50 units of the Product for placement in the United States;

(iii)           as to the Other Countries (other than for sales to Non-Traditional Venues), the period beginning on the Effective Date and continuing until the 18-month anniversary of the expiration of the Pilot Period; provided, however, that such period will be extended for an additional six months if, prior to the 18-month anniversary of the expiration of the Pilot Period, Representative has secured orders or pre-orders for sales or leases of at least 75 units of the Product for placement in the Other Countries; and

(iv)           as to China (other than for sales to Non-Traditional Venues), the period beginning on the Effective Date and continuing until the two-year anniversary of the expiration of the Pilot Period; provided, however, that such period will be extended for an additional six months if, prior to the two-year anniversary of the expiration of the Pilot Period, Representative has secured orders or pre-orders for sales or leases of at least 200 units of the Product for placement in China.

(c)            “Intellectual Property Rights” means any and all proprietary or other related rights throughout the world provided under (i) patent laws, (ii) trademark and service mark laws, (iii) design patents or industrial design laws, (iv) copyright laws, (v) trade secret laws, and (vi) any other statutory provision, common law principle, or principle of law under any jurisdiction in the world which provides protection for the foregoing, including applications for any of the foregoing.

(d)            “Non-Traditional Venues” means (i) venues serviced by institutional food service providers (including Aramark and Sodexo), (ii) airports, (iii) stadiums and arenas, (iv) government locations or facilities, (v) government-run operations, and (vi) AMEX corporate campuses.

(e)            “Other Countries” means Japan, Singapore, Greece, Egypt, and the countries included in the Gulf Cooperation Council.

(f)             “Pilot Period” means the period beginning on the Effective Date and continuing until 90 days after the date on which the Products are market-ready and available for sale.

(g)            “Service Agreement” means an agreement entered between Company and an end user for the provision of the Service.

(h)            “Specified Competitor” means Blaze, MOD, Anthony’s Coal Fired Pizza, Pieology, Pizza Rev, and &Pizza.

(i)             “Specified Products” means the Products and any other substantially similar products (i.e., fully-enclosed pods that prepare pizza) that are manufactured, sold or distributed by Company.

(j)             “Term” means the period commencing on the Effective Date and continuing until this Agreement expires or is terminated under Section 14 hereof.

(k)             “Territory” means (i) in the case of Products to be put into service at Non-Traditional Venues: the entire world, and (ii) in the case of Products to be put into service at locations other than Non-Traditional Venues: the United States, China, and the Other Countries.

(l)            “Trademarks” means the Intellectual Property Rights associated with the “Piestro” trademark and trade name and any similar trademark and trade name, and any other trademark or trade name owned and used by Company in connection with the Products.

(m)             “White Labeled Products” means Products that exclusively carry the branding of, and exclusively utilize recipes developed by, a restaurant brand primarily engaged in the sale of pizza products.

Exhibit A

The Products

Piestro Automated Vending Machine

Specifications: Piestro’s automated vending machine will conform to the following specifications

•	Able to make and deliver a custom-ordered 10” pizza from scratch in under three minutes
•	Capable of holding and dispensing enough ingredients in their proper environments to make at least 80 pizzas before needing to be refilled or serviced
•	Entire system packaged in a transportable footprint of approximately 66”W x 90”L x 78”H
•	Entire system is compliant with safety requirements for the appropriate jurisdiction and legally operable in public
•	Daily machine servicing can be completed once per day in 30 minutes or less

Process: The Piestro automated vending machine will produce pizza through a process which entails multiple subsystems. Critical characteristics of key subsystems’ functionality are illustrated below. Please note that this outline does not comprise a comprehensive description of the machine’s functionality.

Note: Common elements across subsystems include precise temperature control, real-time remote performance monitoring, and accessibility required to facilitate rapid cleaning, refilling, and routine servicing.

Subsystem	Key components	Output
Dough storage	• Storage for 80 flat doughs, held on individual trays • Elevator mechanism automatically adjusts trays to appropriate height for machine to move dough from storage to pizza translator	Flat dough ready to receive ingredients on pizza translator
Pizza translator	• Conveyor belt mechanism transports dough • Dynamic positioning to receive ingredients evenly over pizza	Dough ready to receive ingredients dispensed evenly over pizza
Ingredients Dispensing	• Automated dispensers customized to release liquid and solid ingredients with precise placement	Completed pizza with evenly distributed ingredients ready to put through oven
Oven	• Hoodless oven with custom heat, humidity, and time settings	Fully cooked pizza
Pizza cutting	• Mechanism for even, clean cutting	Cooked, cut pizza
Pizza boxing	• Mechanisms to automate precise placement of pizza in box and box closing • Flat storage and custom assembly to accommodate required box quantity in unit	Boxed, cooked, cut pizza ready for pickup or storage
Smart storage translator	• Routes pizza to storage locker identified for unique order	Boxed, cooked, cut pizza to be delivered to storage locker
Smart storage	• 4-6 secure storage lockers • Consumer notification	Boxed, cooked, cut pizza ready for pickup

Schedule 7(a)

Commission Framework

(a)            Commissions on Sales of Products.

(b)            Commissions on Leases of Products.

(c)            Commissions on the Service.

(d)            Commissions on Replacement Parts, Maintenance and Repairs.

Acknowledged and agreed to as of this ___ day of ____________, 20____.

COMPANY

PIESTRO, INC.

By:

Name:

Title:

REPRESENTATIVE

800 DEGREES GO, INC.

By:

Name:

Title: